Exhibit 21

List of Subsidiaries

Name	State of Incorporation
The State Bank and Trust Company	Ohio
SBFG Title, LLC	Ohio
SBFG Mortgage, LLC	Ohio
RFCBC, Inc	Ohio
SB Captive, Inc	Nevada
Rurban Mortgage Company	Ohio
SBT Insurance, LLC	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust II	Declaration of Trust – State of Delaware
NC Merger Corp.*	Ohio

*	NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc. NC Merger Corp. has no assets or liabilities and is inactive.